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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998



                             CONTENTS

                                                                        Page

Statements of Income                                                       1

Balance Sheets                                                             2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                               3

Statements of Cost of Operation                                            4

Price Per Ton of Coal Deliveries                                           5
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
                    CONESVILLE COAL PREPARATION COMPANY
                           STATEMENTS OF INCOME
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998
                                (UNAUDITED)
                                                                               Three
                                                                               Months
                                                   Month Ended                 Ended
                                   October 31,  November 30,  December 31,  December 31,
                                       1998         1998          1998          1998
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .  $1,003        $756          $624         $2,383

COST OF OPERATION. . . . . . . . . .     986         745           619          2,350

OPERATING INCOME . . . . . . . . . .      17          11             5             33

INTEREST CHARGES . . . . . . . . . .       6          -             -               6

INCOME BEFORE FEDERAL INCOME TAXES .      11          11             5             27

FEDERAL INCOME TAX EXPENSE (CREDIT).       5           5            (1)             9

NET INCOME . . . . . . . . . . . . .  $    6        $  6          $  6         $   18

The common stock of the Company is wholly owned by Columbus Southern Power Company.

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
                    CONESVILLE COAL PREPARATION COMPANY
                              BALANCE SHEETS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1998
                                (UNAUDITED)
                                                 October 31,   November 30,  December 31,
                                                     1998          1998          1998
                                                              (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .   $  848        $  848        $  841
  Accumulated Amortization. . . . . . . . . . . .      534           543           548
         NET MINING PLANT . . . . . . . . . . . .      314           305           293

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .      823           816           810

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .       22            25            18
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .        6             6             6
    Affiliated Companies. . . . . . . . . . . . .    1,214         1,256           923
  Materials and Supplies. . . . . . . . . . . . .      820           831           817
  Other . . . . . . . . . . . . . . . . . . . . .        3            15            11
         TOTAL CURRENT ASSETS . . . . . . . . . .    2,065         2,133         1,775

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . .      704           710           691

REGULATORY ASSETS . . . . . . . . . . . . . . . .      291           287           284

DEFERRED CHARGES. . . . . . . . . . . . . . . . .      681         1,024         1,500

           TOTAL. . . . . . . . . . . . . . . . .   $4,878        $5,275        $5,353

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .   $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .      400           400           400
  Retained Earnings . . . . . . . . . . . . . . .      878           884           890
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .    1,378         1,384         1,390

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .    1,352         1,365         1,376

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .      175           223           206
    Affiliated Companies. . . . . . . . . . . . .      219           268           295
  Accrued Rent. . . . . . . . . . . . . . . . . .      335           601           890
  Other . . . . . . . . . . . . . . . . . . . . .      479           484           434
         TOTAL CURRENT LIABILITIES. . . . . . . .    1,208         1,576         1,825

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .      749           730           710

REGULATORY LIABILITIES. . . . . . . . . . . . . .      191           220            52

           TOTAL. . . . . . . . . . . . . . . . .   $4,878        $5,275        $5,353
/TABLE
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
                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                    BILLINGS FOR COAL WASHING SERVICES
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal                      Service
Conesville Plant*             Input     Rejects     Output     Unit Price     Billings
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
October 1998 . . . . . . . . 278,859     44,161     234,698       $4.27       $1,003

November 1998. . . . . . . . 253,391     35,251     218,140       $3.46         $756

December 1998. . . . . . . . 212,274     29,597     182,677       $3.41         $624


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.
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
                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998


                                                                             Three
                                                                             Months
                                              October  November   December   Ended
                                                1998     1998       1998    12/31/97
                                                           (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . $100     $ 86       $  84    $  270
Benefits-UMW* . . . . . . . . . . . . . . . . .   67       70          86       223
Office Salaries and Benefits. . . . . . . . . .   62       75          90       227
Operating Materials . . . . . . . . . . . . . .   70       26          43       139
Maintenance - Materials and Services. . . . . .   70       64         118       252
Electricity . . . . . . . . . . . . . . . . . .   48       54          61       163
Other Billed Services . . . . . . . . . . . . .  119      (13)         39       145
Rent. . . . . . . . . . . . . . . . . . . . . .  320      321         320       961
Amortization of Deferred Gain on Sale of Plant.  (20)     (19)        (20)      (59)
Depreciation. . . . . . . . . . . . . . . . . .    2        3           3         8
Cleaning Cost Normalization** . . . . . . . . .   49       30        (220)     (141)
Other . . . . . . . . . . . . . . . . . . . . .   99       48          15       162

      Total . . . . . . . . . . . . . . . . . . $986     $745       $ 619    $2,350

 * United Mine Workers of America.
** Represents  the  deferral/accrual  required to  establish revenue based on fore-
   casted results for  the  remainder of  the year.  The  amount  of cleaning  cost normalization is established on an "overall" company  basis (i.e., not itemized)
   and is eliminated by year-end.
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
                      COLUMBUS SOUTHERN POWER COMPANY
                     PRICE PER TON OF COAL DELIVERIES
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1998


                                               October     November   December
                                                 1998        1998       1998
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . .  $40.06 *    $38.17 *   $36.36 *


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
      Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.
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